EXECUTION COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2003


                      ALUMINUM CORPORATION OF CHINA LIMITED
                 (Translation of Registrant's Name Into English)


No.12B Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
                    (Address of Principal Executive Offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

                                    Yes X No
                                       ---  ---

    Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes   No X
                                       ---  ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ALUMINUM CORPORATION OF CHINA LIMITED (the "Registrant") is furnishing under cover of this Form 6-K an English copy of the following documents:

(i) a copy of the announcement dated November 14, 2003 published in Hong Kong newspapers; and

(ii) a copy of the Notice of Special General Meeting, dated November 13, 2003, sent to holders of the Registrant's H shares.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



                     Aluminum Corporation of China Limited*

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                      CONTINUING CONNECTED TRANSACTIONS -
      (1) APPLICATION FOR RENEWAL OF WAIVER FROM STRICT COMPLIANCE WITH THE
                                 LISTING RULES
       (2) SPECIAL GENERAL MEETING DATE AND CLOSURE OF REGISTER OF MEMBERS


--------------------------------------------------------------------------------
The Company has applied to the Stock Exchange for renewal of the waiver from strict compliance with the Listing Rules in respect of the Company's Continuing Connected Transactions. The current waiver by the Stock Exchange will expire on December 31, 2003.

A Special General Meeting of the Company will be convened and held on Monday, December 29, 2003 to approve the Continuing Connected Transactions and the application for renewal of the waiver. The board of Directors will appoint an independent board committee to consider and advise the independent shareholders on the terms of the Continuing Connected Transactions and the New Waiver Application and will appoint an independent financial adviser to advise the independent board committee. A circular containing, among other things, details of the Continuing Connected Transactions, the New Waiver Application, the recommendation of the independent board committee and the advice of the independent financial adviser to the independent board committee will be dispatched to the shareholders of the Company as soon as possible.

Chinalco, China Cinda Asset Management Corporation, Guizhou Provincial Materials Developments and Investment Corporation and Guangxi Development and Investment Co. Ltd. and their respective associates will abstain from voting at the Special General Meeting.

Holders of H Shares or Domestic Shares whose names appear on the register of shareholders of the Company at 4:00 pm on Friday, November 28, 2003 will be entitled to attend at the Special General Meeting. The register of holders of H Shares of the Company will be closed from November 29, 2003 to December 29, 2003 (both days inclusive) during which no transfer of H Shares will be effected.
--------------------------------------------------------------------------------

1.   BACKGROUND

1.1  The current waiver

     Prior to the listing of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in December 2001, the Company applied for and was granted by the Stock Exchange a waiver from strict compliance with The Listing Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") in respect of the Company's continuing connected transactions with certain connected persons. The current waiver is for a term of three financial years expiring on 31 December 2003. The waiver specifies, among other things, the annual limit which each category of continuing connected transactions shall not exceed for the three financial years ending December 31, 2003.

1.2  Terms and conditions of the Continuing Connected Transactions

     The continuing connected transactions with the connected persons are governed by the following agreements (the "Connected Transaction Agreements"), the major terms and conditions of which have been summarized in pages 104 to 119 of the Company's Hong Kong prospectus dated November 30, 2001:

                                                             Revenue(R)/
     Connected persons       Connected Transactions         Expenditure(E)       Agreements

     Chinalco(1)             Social and logistics services  E                    Comprehensive Social
                                                                                   and Logistics Agreement
                             Production supplies and        R/E                  Mutual Supply Agreement
                               ancillary services
                             Mineral supply                 E                    Mineral Supply Agreement
                             Engineering, construction      R/E                  Metallurgical Services
                               and supervisory services                            Agreement
                             Land use rights leasing        E                    Land Use Rights
                                                                                   Leasing Agreement
                             Building leasing               R/E                  Building Leasing
                                                                                   Agreement

     Guangxi Associate(2)    Aluminum ingots and            R                    Aluminum Ingots and
                               alumina supply                                      Aluminum Supply
                                                                                   Agreement

     Guizhou Development(3)  Aluminum ingots sales agency   E                    Aluminum Ingots
                                                                                   Agency Agreement

     Xinan Aluminum (4)      Supply of primary aluminum     R                    Primary Aluminum
                                                                                   Supply Agreement

     Notes:

     (1) Chinalco (Aluminum Corporation of China) is the parent company of the Company.

     (2) Guangxi Associate (Guangxi Aluminum Development and Investment Stock Co., Ltd.), a joint stock limited company established in the PRC and an associate of Guangxi Development and Investment Co., Ltd., which is a promoter and connected person of the Company.

     (3) Guizhou Development (Guizhou Provincial Materials Development and Investment Corporation), a state-owned enterprise in the PRC and a promoter and connected person of the Company.

     (4) Xinan Aluminum (Xinan Aluminum (Group) Company Limited), a limited liability company in the PRC and an associate of China Cinda Asset Management Corporation, which is a substantial shareholder and connected person of the Company.

     The above continuing connected transactions, subject to the changes set out in paragraph 2.2 below, together with the new continuing connected transaction set out in paragraph 2.2(4) below, are collectively referred to herein as the "Continuing Connected Transactions".

1.3 The amounts of Continuing Connected Transactions for the years 2001, 2002 and the estimated amounts for 2003

     Set out below are the amounts of each category of Continuing Connected Transactions for the two previous financial years, the estimated value of the Continuing Connected Transactions for the year ending 2003 and their comparison with the annual limits agreed by the Stock Exchange. The aggregate value for the year 2001 was calculated on a pro forma combined basis as the Company was incorporated in the PRC only in September 2001. The figures for the financial year ending December 31, 2003 are estimates only.

                                               2001             2002               2003    Annual limits
                                          pro forma                           Estimated
                                    combined amount           Amount         amounts in
                                    in RMB millions  in RMB millions       RMB millions
                                      (% represents    (% represents      (% represents   (% to turnover
                                        transaction      transaction        transaction   or transaction
                                      amount to the    amount to the      amount to the    amount in RMB
      Transactions                  total turnover)  total turnover)    total turnover)        millions)

      Expenditure:

      1. Social Welfare and              461.6 (2.8%)         542 (3%)            3.7%               4%
         Logistics Services
         Provision of social welfare
           and logistics services by
           Chinalco to the Company

      2. Mutual Provision of             363.8 (2.3%)         236 (1%)            2.4%               5%
         Production Supplies and
         Ancillary Services
         Provision of product
           supplies and ancillary
           services by Chinalco
           to the Company

      3. Purchase of Minerals            103.5 (0.6%)       60 (0.36%)            0.8%             1.5%
         Supply of bauxite and
           limestone by Chinalco
           to the Company

      4. Engineering Design and          564.8 (3.4%)       582 (3.5%)            3.5%             4.7%
         Other Services
         Provision of engineering
           design and other services
           by Chinalco
           to the Company

      5. Land Rental paid to Chinalco             68              134              168 (Note)       150

      6. Buildings Rental paid to Chinalco       3.8                8                8                8

      7. Aluminum Ingots Sales Agency              0                0                1                2
         Sale of aluminum ingots
           and alumina by Guizhou
           Development as agent
           for the Company

                                       5

      Transactions

      Revenue:

      1. Mutual Provision of             518.5 (3.1%)         675 (4%)            4.7%             5.0%
         Production Supplies and
         Ancillary Services
         Provision of product
           supplies and ancillary
           services by the Company
           to Chinalco

      2. Engineering Design and                    0                0                0              3.5
         Other Services
         Provision of engineering
           design and other services
           by the Company
           to Chinalco

      3. Buildings Rental paid by Chinalco       1.3                3                3                3

      4. Aluminum Ingots and                   105.8               35                0              126
         Alumina Supply
         Supply of aluminum ingots
           and alumina to
           Guangxi associate

      5. Primary Aluminum Supply         325.2 (2.0%)         286 (2%)            3.4%             7.5%
         Supply of primary
           aluminum to
           Xinan Aluminum

     Note: Please see paragraph 2.2(2) below for more information.

2.   THE CONTINUING CONNECTED TRANSACTIONS

2.1 Proposed annual limits for the Continuing Connected Transactions for the years 2004 to 2006

     The directors of the Company (the "Directors") consider that subject to the changes and the new Continuing Connected Transaction described in paragraph
     2.2 below, it is in the interest of the Company to continue the Continuing Connected Transactions upon the same terms and conditions set out in the relevant Connected Transaction Agreements. Based on the following, the Directors have estimated the annual limits of the Continuing Connected Transactions for the coming three financial years ending December 31, 2006:

     (1) The Continuing Connected Transactions will continue to be entered into between the Company and the relevant connected persons upon the terms and conditions set out in the relevant Connected Transaction Agreement governing the relevant Continuing Connected Transaction;

     (2) Such Continuing Connected Transactions will continue to be entered into in the ordinary course of business of the Company and upon normal commercial terms;

     (3) The estimates are based on the Continuing Connected Transactions for the two financial years ended December 31, 2002 and the estimated amounts of the Continuing Connected Transactions ending December 31, 2003; and

     (4) There will not be any adverse changes to the state of the PRC economy and the level of demand for the alumina and aluminium products of the Company.

     The projected annual limits for the Continuing Connected Transactions for the three financial years ending December 31, 2006 are as follows:

                                                                                               Proposed
                                                                                          Annual Limits
                                                                                     (% to turnover or
                                                                                    transaction amount

      Transactions                                                                     in RMB millions)
      Expenditure:

      1. Social Welfare and Logistics Services                                                       4%
         Provision of social welfare and logistics services by Chinalco to the Company

      2. Mutual Provision of  Production Supplies and  Ancillary Services                            5%
         Provision of product supplies and ancillary services by Chinalco to the Company

      3. Purchase of Minerals                                                                      1.5%
         Supply of bauxite and limestone by Chinalco to the Company

      4. Engineering Design and  Other Services                                                    6.7%
         Provision of engineering design and other services by Chinalco to the Company (Note 1)

      5. Land Rental paid to Chinalco (Note 2)                                                    200 m

      6. Buildings Rental paid to Chinalco (Note 3)                                                12 m

      7. Aluminum Ingots Sales Agency                                                               2 m
         Sale of aluminum ingots and alumina by Guizhou Development as agent for the Company

      8. Factory and Asset Rental                                                                  11 m
         Shanxi Carbon Factory
         (Note 4)

      Transactions

      Revenue:

      1. Mutual Provision of Production Supplies and Ancillary Services                           12.0%
         Provision of product supplies and ancillary services by the Company to Chinalco (Note 5)

      2. Engineering Design and Other Services                                                        0
         Provision of engineering design and other services by the Company to Chinalco (Note 6)

      3. Buildings Rental paid by Chinalco (Note 3)                                                 5 m

      4. Aluminum Ingots and Alumina Supply                                                       126 m
         Supply of aluminum ingots and alumina to Guangxi associate (Note 7)

      5. Primary Aluminum Supply                                                                   7.8%
         Supply of primary aluminum to Xinan Aluminum (Note 8)

     Notes:

     Note 1: The proposed increase in annual limit is mainly due to the anticipated increase in the provision of construction and supervisory services from Chinalco as a result of the anticipated increase in capital investments by the Company during the next three financial years ending December 31, 2006 and the increase in the provision of engineering design services by Shenyang Aluminum and Magnesium Research and Design Institute and Guiyang Aluminum and Magnesium Research and Design Institute of Chinalco to the Company. For further details, please see paragraph 2.2(1) below.

     Note 2: The annual limit is proposed to be increased to RMB200 million per year. The proposed increase is a result of the increase in market rent and land use taxes during the past three years and in anticipation of the future increases in the next three years. The relevant agreement provides for rental revision once every three years. For further details, please see paragraph 2.2(2) below.

     Note 3: The annual limit is proposed to be increased from RMB8 million per year to RMB12 million per year. The proposed increase is a result of the increase in market rent during the past three years and in anticipation of the future rental revision in the next three years. The relevant agreement provides for rental revision once every two years. For further details, please see paragraph 2.2(3) below.

     Note 4: The Company proposes to enter into an agreement to lease the factory and assets of Shanxi Carbon Factory from Chinalco at an annual aggregate rental of RMB 11 million. For further details, please see paragraph 2.2(4) below.

     Note 5: Chinalco has entered into an agreement, conditional upon administrative approval by the relevant administrative authorities, for the acquisition of an 80% equity interest in Bao Tou Aluminum (Group) Co. Ltd. from the People's Government of Inner Mongolia Autonomous Region. Completion of the acquisition will increase the amount of product supplies by the Company to Chinalco. For further details, please see paragraph 2.2(5) below.

     Note 6: The Company has not applied for a waiver of this item of the Continuing Connected Transaction. For further details, please see paragraph 2.2(6).

     Note 7: Guangxi Associate has completed its internal restructuring and is expected to resume its purchase of the Company's products in 2004. For further details, please see paragraph 2.2(7) below.

     Note 8: Xinan Aluminum will increase its purchase of primary aluminum from the Company. For further details, please see paragraph 2.2(8) below.

2.2  Changes to the Continuing Connected Transactions

     The following are the major changes to the Continuing Connected
     Transactions:

     (1) Anticipated increase in the provision of construction services, engineering design and other services from Chinalco

          As a result of the rapid capital expansions of the Company during 2003 and the anticipated capital expansions of the Company in the next three financial years, the Directors estimate that the total value of construction and supervisory services to be provided by Chinalco to the Company would increase by RMB500 million to RMB 800 million per year.

          In addition, at the end of 2002, Chinalco acquired the businesses of Shenyang Aluminum and Magnesium Engineering Research and Design Institute ("Shenyang Research Institute") and Guiyang Aluminum and Magnesium Engineering Research and Design Institute ("Guiyang Research Institute") from the relevant provincial governments. Shenyang Research Institute and Guiyang Research Institute are two of the three major research institutes in the aluminum industry in the PRC. (The other institute - Luoyang Research Institute - was retained by Chinalco as part of the Reorganization before the listing). As a result of the rapid capital expansions of the Company during 2003 and the anticipated capital expansions of the Company in the next three financial years, the value of engineering design services to be provided by Chinalco to the Company will also increase.

          The Directors estimate that the total amounts of this category of transaction with Chinalco will increase and have applied for a revised annual cap based on 6.7% of the total turnover as the annual limit for this item of the Continuing Connected Transactions for each of the three financial years ending December 31, 2006.

     (2) Amount exceeding the annual limit and revision of the annual limit - leasing of land use rights

          Since the entering into the Land Use Rights Leasing Agreement (See paragraph 1.2 above) in November 2001, the local tax authorities where several of the Company's plants are situated have increased the rate of land use tax payable on the rental income receivable by Chinalco from the lease of land use rights to the Company. Such increase in land use tax affects the Company's Pingguo Plant, Shandong Aluminum (a subsidiary of the Company) and Zhongzhou Plant.

          The Land Use Rights Leasing Agreement provides that the annual rent payable to Chinalco shall be RMB134.3 million (inclusive of then applicable land use tax and other taxes payable) and shall be paid quarterly in arrears. The Land Use Rights Leasing Agreement further provides that the annual rent payable shall be reviewed every three years at a rent not higher than the prevailing market rent as determined by an independent valuer. The Land Use Agreement also provides that if there is a major adjustment to the land taxes payable in respect of the land use rights leased, adjustment to the rent may be made after negotiation and agreement by Chinalco and the Company and confirmed by an independent valuer.

          Chinalco has requested the Company to bear the amount payable arising from such increase in the land use taxes, which will bring the total annual rent payable for the year 2003 from RMB134.3 million to RMB168 million. After arms-length negotiations with Chinalco, the Directors agree that the increase in land use taxes is a major adjustment falling within the provision of Article 4.1 of the Land Use Rights Leasing Agreement and have decided to bear the entire amount resulting from the increase of land use taxes. The Company has paid the normal quarterly rentals to Chinalco, the aggregate sum of which is within the current annual cap of RMB150 million.

          The Directors propose to pay a total sum of RMB168 million (inclusive of RMB34 million arising from increased land use taxes, which will only be paid to Chinalco at year end of 2003) to Chinalco for the year ending December 31, 2003. The proposed payment, when made, will exceed the annual limit of RMB150 million specified in the current waiver granted by the Stock Exchange. As the proposed payment of RMB168 million does not exceed 3% of the Company's net tangible asset value and to comply with the Listing Rules, this information is disclosed in this announcement in compliance with the requirements of the Listing Rules.

          As the Land Use Rights Leasing Agreement provides for revision of annual rent once every three years, and in anticipation of the increase in market rent since 2001 while at the same time taking into account the increased and possible increase in land use taxes, the Directors propose a revised annual cap of RMB200 million as the annual limit for this Continuing Connected Transaction for the coming three financial years ending December 31, 2006.

     (3)  Revision of the annual limit - building rental

          Pursuant to the Buildings Leasing Agreement dated November 5, 2001, the Company leases to Chinalco 59 buildings with an aggregate gross floor area of 62,819 square meters and Chinalco leases to us 100 buildings with an aggregate floor area of 273,637 square meters. The agreement provides for rental revision once every two years.

          As a result of the rapid economic development in the PRC, the Directors anticipate that the market rents for the buildings leased by the Company to Chinalco and by Chinalco to the Company have increased and will continue to increase when the rentals are up for revision in 2004 and 2006. The Directors therefore propose a revised annual limit of RMB12 million for building rentals to be paid to Chinalco and an annual limit of RMB5 million for building rentals to be received from Chinalco for the three financial years ending December 31, 2006.

     (4) New Continuing Connected Transactions - Factory and asset leasing of Shanxi Carbon Factory

          The Company proposes to enter into a leasing agreement to lease the factory premises and production facilities of Shanxi Carbon Factory from Chinalco (the "Factory and Asset Leasing Agreement"). Shanxi Carbon Factory is currently a State-owned enterprise wholly-owned by Chinalco and is principally engaged in the production of carbon anode for use mainly in connection with the production of primarily aluminum. It was not injected into the Company as part of the Reorganization prior to the listing because its operations are small. At the time of the listing of the Company, it supplied its carbon anode products to the Shangdong Plant and Zhengzhou Plant of the Company. It currently supplies carbon anode products to the Company's Qinghai Plant due to the increased demand arising from the expanded production capacities of the Qinghai Plant.

          The Company intends to enter into the Factory and Asset Leasing Agreement with Chinalco before the end of this year and proposes to incorporate a subsidiary company for this purpose. The Company intends to continue the production of carbon anode at Shanxi Carbon Factory for the Company's self-production use. The major terms of the proposed Factory and Asset Leasing Agreement are summarized as follows:

          o    Terms and right to renew

               The proposed lease is for a term of 10 years commencing from the date when the Factory and Asset Leasing Agreement is entered into between the parties. The Company has the right to renew upon substantially the same terms.

          o    Rent

               The total annual rent shall be RMB11 million, comprising RMB5.22 million as rental payment for the land use rights and RMB5.78 million as rental payment for the production facilities. The annual rents were arrived at with reference to the local market rent for similar land use rights and production facilities and determined after arms-length negotiations between the Company and Shanxi Carbon Factory. Such annual rent shall be paid monthly in arrears in the sum of RMB916,700 per month. All taxes relating to the buildings, land use rights and all other taxes relating to the assets leased shall be paid and borne by Chinalco.

          o    Rights and obligations

               The Company shall be entitled to acquire the leased assets from Chinalco at any time during the lease, provided that the price shall be fixed by valuation and negotiation between the parties. Any capital investment made by the Company to the leased assets during the term shall remain the property of the Company.

          The Directors believe that by running the operations of Shanxi Carbon Factory, the Company could lower the cost of supply of carbon anode to the Qinghai Plant. The proposed leasing constitutes a new connected transaction between the Company and Chinalco. As the value of such transaction exceeds 0.03% of the net tangible asset value of the Company, such connected transaction is subject to the disclosure requirements of the Listing Rules. To minimize the inconvenience to the Company caused by strict compliance with the disclosure requirements, the Directors propose to include this transaction in the waiver and propose an annual limit of RMB11 million for the purpose of the waiver.

     (5) Increase in the provision of product supplies to Chinalco - Proposed acquisition of 80% equity in Bao Tou Aluminum by Chinalco

          On June 13, 2003, Chinalco entered into an Equity Transfer Agreement for the acquisition of an 80% equity interest in Bao Tou Aluminum (Group) Co. Ltd. ("Bao Tou Aluminum") from the People's Government of Inner Mongolia Autonomous Region. Completion of the equity transfer is subject to approval by the State-Owned Asset Supervision and Administration Commission, which is pending but is expected to be received sometime before the end of this year or earlier next year, the latest. At present, Bao Tou Aluminum is independent of and is not connected with either the Company or Chinalco.

          During the last two financial years ended December 31, 2002, Bao Tou Aluminum purchased RMB354.1 million and RMB271.5 million alumina products from the Company. Bao Tou Aluminum is currently undergoing expansion of its annual production capacities which are expected to be increased from an annual production capacity of 115,000 tonnes in 2002 to 215,000 tonnes before the end of 2003. If Bao Tou Aluminum increases its purchase of alumina from the Company for the next three years, the total value of supplies to Chinalco will increase.

          During the two financial years ended December 31, 2002, the historical aggregate amounts of product supplies to Chinalco were RMB518.5 million and RMB675 million. Upon completion of the acquisition of Bao Tou Aluminum by Chinalco before the end of 2003, the Directors expect that the annual amounts of the product supplies to Chinalco will increase for the three years ending December 31, 2006. The Directors therefore apply for 12% of the total annual turnover as the annual limit for this category of Continuing Connected Transaction with Chinalco.

     (6) Provision of engineering design and other services by the Company to Chinalco

          As no engineering design and other services have been provided by the Company to Chinalco during the two years ended December 31, 2002 and no such services have been requested by Chinalco for the year ending December 31, 2003, the Company has not applied for a waiver in respect of this item of the Continuing Connected Transaction. In the event that any future engineering design and other services are required to be provided to Chinalco, the Company will comply the provisions of the Listing Rules.

     (7)  Supply of aluminum ingots and alumina to Guangxi Associate

          In 2001, Guangxi Associate purchased RMB105.8 million alumina and aluminum products from the Company for trading and for aluminum fabrication. In 2002 and due to the internal restructuring of Guangxi Associate, the products purchased by Guangxi Associate from the Company decreased to RMB35 million. The Directors understand from Guangxi Associate that beginning from 2004, Guangxi Associate will resume its purchase of alumina and aluminum products from the Company.

          The Directors estimate that purchase of the Company's products by Guangxi Associate for production of the new aluminum smelter will remain within the RMB126 million level for each year ending December 31, 2006 and propose to retain the waiver for this Continuing Connected Transaction.

     (8)  Supply of primary aluminum to Xinan Aluminum

          The annual production capacity of Xinan Aluminum will increase from the current capacity of 140,000 tonnes to 280,000 tonnes per annum in 2004. The Directors estimate that Xinan Aluminum will increase its purchase of primary aluminum from the Company per year commencing from 2004. The Directors therefore propose a revised annual limit of 7.8% of the annual turnover for this item of Continuing Connected Transaction for the next three years.

3.   THE NEW WAIVER APPLICATION

     The Continuing Connected Transactions including the new Continuing Connected Transaction outlined above are essential for the business of the Company. As the estimated aggregate value of some of the transactions exceed the higher of HK$10 million or 3% of the net tangible assets of the Company, the Continuing Connected Transactions would require disclosure by way of press notice, preparation and dispatch of circular to shareholders and prior approval by the independent shareholders on each occasion as they are entered into. The Directors believe that the Company could not operate its business effectively if it needs to obtain prior shareholders' approval and / or disclosure of details of such transactions, before such transactions can be entered into.

     The Company has applied to the Stock Exchange for renewal of the waiver from strict compliance with the requirements of Chapter 14 of the Listing Rules in respect of the Continuing Connection Transactions for a period of three financial years ending December 31, 2006 (the "New Waiver Application") upon the following terms:

     (1) the Continuing Connected Transactions, and the respective agreements (if any) governing such transactions, will be:

          (a)  in the ordinary and usual course of the Company's business;

          (b) either on normal commercial terms or, if there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable than terms available from/to (as appropriate) independent third parties;

          (c) on terms that are fair and reasonable so far as the Company's shareholders are concerned; and

          (d) if applicable, with the annual aggregate value of each of such categories of connected transactions not exceeding the relevant annual caps (described below);

     (2) details of the Continuing Connected Transactions, including the date, the identity of the parties, a brief description of the transactions and their purposes, the consideration, the nature of the parties' relationship and the extent of interest of the connected persons, as set out in rule 14.25(1)(A) though (D) of the Listing Rules, shall be disclosed in the Company's annual report;

     (3) the Company's independent non-executive Directors who are not involved in the Company's management shall review annually the Continuing Connected Transactions and confirm in the Company's annual report and accounts covering that year that:

          (a) the transactions have been entered into by the Company in the ordinary and usual course of the Company's business; and

          (b) the transactions have been entered into on terms that are fair and reasonable so far as the Company's shareholders are concerned; and

          (c) the transactions have been entered into on normal commercial terms or, where there is no available comparison, on terms no less favourable than those available to and from independent third parties;

          (d) in accordance with the terms of the agreement governing such transactions; and

          (e) the transactions have not exceeded the relevant annual limits (described below) as agreed with the Stock Exchange.

     (4) the Company's auditors shall review annually the Continuing Connected Transactions, details of which shall be set forth in the Company's annual report and accounts, and confirm in a letter to the Company's Directors (with a copy to the Stock Exchange) stating that:

          (a) the transactions have received the approval of the Company's Directors;

          (b) the transactions have been entered into in accordance with the pricing policies of the Company and its subsidiaries;

          (c) the transactions have been entered into in accordance with the terms of the agreements governing such transactions; and

          (d) if applicable, the transactions have not exceeded the relevant annual limits (described below) as agreed with the Stock Exchange.

     (5) for the purpose of the above review by the Company's auditors, Chinalco, China Cinda Asset Management Corporation, Guizhou Provincial Materials Development and Investment Corporation and Guangxi Development and Investment Co. Ltd. have undertaken to the Company that they will provide the auditors with access to their accounting records, as well as (where possible) those of their subsidiaries and associates.

     (6) in relation to the products and services contemplated under the various Continuing Connected Transactions, and where applicable, the total annual revenues or expenditures in respect of each category of products and services will not exceed the proposed annual limits set out in the following table:

                                                               Proposed Annual limits
                                                                   (% to turnover or
                                                                  transaction amount
          Transactions                                              in RMB millions)

          Expenditure:

          1. Social Welfare and Logistics Services
             Provision of social welfare and logistics
               services by Chinalco to the Company                                4%

          2. Mutual Provision of Production
             Supplies and Ancillary Services
             Provision of product supplies and
               ancillary services by Chinalco
               to the Company                                                     5%

          3. Purchase of Minerals
             Supply of bauxite and limestone
               by Chinalco to the Company                                       1.5%

          4. Engineering Design and Other Services
             Provision of engineering design
               and other services by Chinalco to the Company                    6.7%

          5. Land Rental paid to Chinalco                                     200 m.

          6. Buildings Rental paid to Chinalco                                 12 m.

                                       13


          7. Aluminum Ingots Sales Agency
             Sale of aluminum ingots and alumina by
               Guizhou Development as agent for the Company                     2 m.

          8. Factory and Asset Rental
             Shanxi Carbon Factory                                             11 m.

          Transactions

          Revenue:

          1. Mutual Provision of Production
             Supplies and Ancillary Services
             Provision of product supplies and ancillary
               services by the Company to Chinalco                             12.0%

          2. Buildings Rental paid by Chinalco                                  5 m.

          3. Aluminum Ingots and Alumina Supply
             Supply of aluminum ingots and alumina to Guangxi associate       126 m.

          4. Primary Aluminum Supply
             Supply of primary aluminum to Xinan Aluminum                       7.8%

     (7) the entering into the Continuing Connected Transactions will be approved by the independent shareholders of the Company at the forthcoming Special General Meeting to be held to approve and confirm such Continuing Connected Transactions.

     In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of the granting of the new waiver to the Company in respect of the Continued Connected Transactions on transactions of the kind to which the Continued Connected Transactions belong, including, but not limited to, a requirement that such transactions be made conditional on approval by the independent shareholders of the Company, the Company will take immediate steps to ensure compliance with such requirements within a reasonable time.

SPECIAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS

On November 4, 2003, the board of Directors of the Company resolved to convene a Special General Meeting of the Company to be held on December 29, 2003 to approve, among other things, the Continuing Connected Transactions including the new Continuing Connected Transaction, for the three financial years ending December 31, 2006 and the New Waiver Application.

Chinalco, China Cinda Asset Management Corporation, Guizhou Provincial Materials Development and Investment Corporation and Guangxi Development and Investment Co. Ltd. , and their respective associates will abstain from voting at the Special General Meeting.

A circular containing, among other things, details of the Continuing Connected Transactions, the New Waiver Application, the recommendations of the independent board committee and the advice of the independent financial adviser of the independent board committee will be dispatched to the shareholders of the Company. The register of holders of H Shares of the Company will be closed from November 29, 2003 to December 29, 2003 (both days inclusive), during which no transfer of H Shares will be effected. The holders of Domestic Shares or H Shares of the Company whose names appear on the register of shareholders of the Company at 4:00 pm on November 28, 2003 will be entitled to attend and vote at the Special General Meeting.

                                     By order of the Board of Directors
                                                Guo Shengkun
                                Chairman, President & Chief Executive Officer

November 14, 2003
Beijing, PRC

* for identification only

                     Aluminum Corporation of China Limited*

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                        NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a Special General Meeting of Aluminum Corporation of China Limited (the "Company") will be held at 10:00 a.m. on Monday, December 29, 2003 at 15th Floor, Block B, No.33 Tong Tai Building, Jin Rong Street, Xi Cheng District, Beijing, People's Republic of China (the "PRC") for the purpose of considering and, if thought fit, passing the following ordinary resolution:

                               ORDINARY RESOLUTION

THAT:

(a) the entering into the Continuing Connected Transactions (as defined in an announcement of the Company dated November 14, 2003 (the "Announcement") and in a circular to be despatched to the shareholders of the Company (the "Circular")) and the New Waiver Application (as defined in the Announcement and the Circular) be and are hereby approved and confirmed; and

(b) the board of directors of the Company be and is hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in its opinion may be necessary, desirable and expedient to implement and/or give effect to the Continuing Connected Transactions (as defined in the Announcement and the Circular) and the terms and conditions of the new waiver granted by The Stock Exchange of Hong Kong Limited.

                                   By order of the Board of Directors
                                              Guo Shengkun
                             Chairman, President and Chief Executive Officer

November 13, 2003
Beijing, PRC

Notes:

(A) The H Share register of the Company will be closed from Saturday, November 29, 2003 to Monday, December 29, 2003 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose name appear on the Company's Register of Members at the close of business on Friday, November 28, 2003, are entitled to attend and vote at the Special General Meeting after completing the registration procedures for attending the meeting.

     The address of Hong Kong Registrars Limited is as follows:

     Rooms 1712-16
     17th Floor, Hopewell Centre
     183 Queen's Road East
     Hong Kong

(B) Holders of H Shares, who intend to attend the Special General Meeting, must complete the reply slips for attending the Special General Meeting and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the Special General Meeting, i.e. no later than Tuesday, December 9, 2003.

     Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

     No.12B Fuxing Road
     Haidian District
     Beijing
     People's Republic of China

     Postal code: 100814

     Tel:  86-10-6396 7331
           86-10-6396 1690
     Fax:  86-10-6396 3874

(C) Each holder of H Shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(F) Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting. Notes (C) to (D) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(H) The Special General Meeting is expected to last for half a day. Shareholders attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

* for identification only

                                    SIGNATURE




          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ALUMINUM CORPORATION OF CHINA LIMITED


                                             By:  /s/   Liang Zhongxiu
                                                 -------------------------
                                             Name:   Liang Zhongxiu
                                             Title: Executive Director

Dated: November 18, 2003